

January 25, 2011

Mr. Alan Ginsberg
Principal Financial Officer
477 Madison Avenue
New York, New York 10022

> **Re:** **Eagle Bulk Shipping, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 5, 2010**
> **File No.001-33831**

Dear Mr. Ginsberg:

We have reviewed your response letted dated January 14, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

 Form 10-K for the year ended December 31, 2009

Note 2. Significant Accounting Policies

(k) Accounting for Dry-Docking Costs, page F-10

1. We note from your response to our prior comment three that you propose to expand your accounting policy for drydocking costs in future filings by disclosing that costs capitalized as part of the drydocking include direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to

the vessel, increase the vessel's earning capacity or improve the vessel's efficiency. However, we do not believe that your proposed disclosure adequately discloses the nature of the costs capitalized. Please revise your disclosure in future filings to provide a detailed description of the types of drydocking costs included in deferred dry dock costs and an affirmative statement that the types of costs deferred are consistent in all periods presented.

Form 10-Q for the quarter ended September 30, 2010

Note 1. Basis of Presentation and General Information

Accounting for Revenues and Expenses

2. We note from your response to our prior comment 10 that you do not recognize revenue before an agreement is in place and service is provided. In this regard, please clarify for us and in future filings the timing of when performance commences under the contract. Your response to us and revised disclosure should specifically indicate the point in time the service period begins (e.g. upon completion of discharge of previous cargo which includes the period of transit to the anticipated load port). If revenue is recognized prior to loading of the vessel, please explain why you believe such treatment is appropriate. We may have further comment upon receipt of your response.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile
(212) 785-3311